Exhibit 99.1

Vipshop Appoints Vice President of Human Resources

GUANGZHOU, China, December 2, 2013 — Vipshop Holdings Limited (NYSE: VIPS) (“Vipshop” or the “Company”), China’s leading online discount retailer for brands, today announced the appointment of Ms. Lily Fan as the Company’s Vice President of Human Resources, effective today.

Lily brings 17 years of human resource experience at several Chinese technology firms to Vipshop. Prior to Vipshop, she worked for Aspire Technology (Shenzhen) Limited Co., a developer of mobile data services and a joint venture of China Mobile Communication Corporation (CMCC), Vodafone, Hewlett-Packard and Merrill. During her tenure which began in 2004, Ms. Fan held the positions of assistant to CEO and Vice President, Senior Director and Director of Human Resources, responsible for developing the human resources strategy and talent management, as well as strategic management for three years.  Prior to 2004, Ms. Fan served as the Director of Human Resources for UTStarcom Shenzhen R&D Center. Ms. Fan received an Executive MBA education from Renmin University in China and her bachelor’s degree from Shanxi Agriculture University in China.

“We’re pleased to add such a seasoned executive to our team,” stated Mr. Eric Shen, Chairman and CEO of Vipshop. “Lily’s extensive experience in human resource strategy and talent management at other Chinese internet and technology companies will help us attract, retain and develop top talent.  As we aim to further deepen and strengthen our team at all levels, we believe Lily’s skill set can help ensure our continued growth momentum as we increasingly rely upon our superior talent to execute our Company’s growth strategy.”

About Vipshop Holdings Limited

Vipshop Holdings Limited (“Vipshop” or the “Company”) is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit ir.vipshop.com.

Investor Relations Contact

Millicent Tu

Vipshop Holdings Limited

+86 (20) 2233-0732

IR@Vipshop.com

Jeremy Peruski

ICR, Inc.

+1 646-405-4866

IR@Vipshop.com